Consent of Independent Registered Public Accounting Firm




The Board of Directors
WSFS Financial Corporation:


We consent to the incorporation by reference in the registration statements (Nos. 333-106561, 333-26099, 333-33713 and 333-40032) on Form's S-8 of WSFS
Financial Corporation of our report dated June 24, 2004, with respect to the statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 11-K of WSFS Financial Corporation 401(k) Savings and Retirement Plan.





/s/KPMG LLP


Philadelphia, Pennsylvania
June 24, 2004